Exhibit 99.2

Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the condensed interim consolidated financial statements. The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

TIDAL ROYALTY CORP.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited – prepared by management)

As at	Note	October 31, 2018 $	July 31, 2018 $
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		27,900,288	33,904,759
Sales tax receivable		178,205	129,415
Promissory note receivable	4	441,118	-
Investment deposit	5	3,000,000	-
Prepaid expenses and deposits	6	375,573	531,859
TOTAL ASSETS		31,895,184	34,566,033
LIABILITIES AND EQUITY			
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	7	133,917	311,357
Due to related parties	8	7,935	18,685
Loans payable	9	10,000	10,000
TOTAL CURRENT LIABILITIES		151,852	340,042
EQUITY			
Convertible preferred shares	10	3,754,721	1,754,721
Convertible preferred shares issuable	10	-	2,000,000
Common shares	10	46,974,513	45,432,573
Reserves	10	5,153,165	5,324,016
Accumulated deficit		(24,139,067)	(20,285,319)
		31,743,332	34,225,991
TOTAL LIABILITIES AND EQUITY		31,895,184	34,566,033

Nature of Operations (Note 1)
Commitment (Note 14)
Subsequent events (Note 15)

Approved on behalf of the Board of Directors:

"Brian Penny"
Brian Penny, Director

"Theo van der Linde"
Theo van der Linde, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

TIDAL ROYALTY CORP. Condensed Interim Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars) (Unaudited – prepared by management) 2018 2017 For the three-month period ended October 31, $ $ Expenses Advertising and promotion Consulting fees (Note 8) General and administration Foreign exchange loss Share-based compensation (Note 10) Salaries and benefits (Note 8) Rent (Note 8) Professional fees Transfer agent and filing fees Travel 2,155,074 242,557 127,596 75,222 666,089 258,807 44,752 182,884 46,919 56,527 - 28,935 1,562 - - - - 14,110 11,470 - (3,856,427) (56,077) Other income Interest income 2,679 - Net loss and comprehensive loss for the period (3,853,748) (56,077) Loss per share, basic and diluted for the period (0.02) (0.02) Weighted average number of common shares outstanding 244,851,218 2,843,636 The accompanying notes are an integral part of these condensed interim consolidated financial statements 2

TIDAL ROYALTY CORP.
Condensed Interim Consolidate Statements of Equity (Deficiency)
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	Number of convertible preferred shares	Convertible preferred shares $	Convertible preferred shares issuable $	Number of common shares	Common shares $	Share-based payment reserve $	Warrant reserve $	Total reserves $	Accumulated deficit $	Total shareholders' equity (deficiency) $
Balance, July 31, 2017	-	-		2,843,636	12,297,109	27,464	-	27,464	(12,460,230)	(135,657)
Net and comprehensive loss for the period	-	-		-	-	-	-	-	(56,077)	(56,077)
Balance, October 31, 2017	-	-		2,843,636	12,297,109	27,464	-	27,464	(12,516,307)	(191,734)
Balance, July 31, 2018	40,000,000	1,754,721	2,000,000	227,787,662	45,432,573	3,277,940	2,046,076	5,324,016	(20,285,319)	34,225,991
Conversion of 40,000,000 preferred warrants	40,000,000	2,000,000	(2,000,000)	-	-	-	-	-	-	-
Conversion of special warrants	-	-	-	12,690,000	634,500	-	(634,500)	(634,500)	-	-
Conversion of 4,000,000 preferred finders' warrants	-	-	-	4,000,000	141,440	-	(141,440)	(141,440)	-	-
Conversion of 1,220,000 finders' special warrants	-	-	-	1,220,000	61,000	-	(61,000)	(61,000)	-	-
Proceeds from warrants exercised	-	-	-	14,100,000	705,000	-	-	-	-	705,000
Share-based compensation	-	-	-	-	-	666,089	-	666,089	-	666,089
Net and comprehensive loss for the period	-	-	-	-	-	-	-	-	(3,853,748)	(3,853,748)
Balance, October 31, 2018	80,000,000	3,754,721	-	259,797,662	46,974,513	3,944,029	1,209,136	5,153,165	(24,139,067)	31,743,332

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

TIDAL ROYALTY CORP. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian dollars) (Unaudited – Prepared by Management) For the period ended October 31, 2018 2018 2017 Cash provided by (used in): OPERATING ACTIVITIES Net loss for the period Items not affecting operating cash: Interest income Foreign exchange $ (3,853,748) $ (56,077) (1,925) (4,260) - - Share-based payments 666,089 - (3,193,844) (56,077) Net changes in non-cash working capital: Sales tax receivable Prepaid expense Accounts payables and accrued liabilities (48,790) 156,286 (188,190) (1,438) 1,211 6,011 Cash used in operating activities (3,274,538) (50,293) FINANCING ACTIVITIES Loans received Due to related parties Proceeds from exercise of common share purchase warrants - - 705,000 40,000 12,647 - Cash provided by financing activities 705,000 52,647 INVESTING ACTIVITIES Promissory note receivable Investment Deposit (434,933) (3,000,000) - - Cash used in investing activities (3,434,933) - Increase (decrease) in cash and cash equivalents Cash and cash equivalents, beginning of the period (6,004,471) 33,904,759 2,354 20,265 Cash and cash equivalents, end of the period $ $ 27,900,288 22.619 The components of cash and cash equivalents are: Cash at bank Term deposit $ 27,785,288 115,000 $ 22,619 - $ 27,900,288 $ 22,619 Non-cash Financing Activities Conversion of special warrants $ 836,940 $ - The accompanying notes are an integral part of these financial statements 4

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 1. Nature of Operations Tidal Royalty Corp. was incorporated under the laws of British Columbia as Treminco Resources Ltd. on March 12, 1980. The name was changed to Elkhorn Gold Mining Corporation on February 8, 1999 and to Tulloch Resources Ltd. on October 12, 2011 and to Tidal Royalty Corp. on July 18, 2017. The Company is a life sciences company with a focus on financing businesses that pertain in any way to cannabis which is carried out in compliance with applicable U.S. state laws (“legal cannabis industry”). The Company anticipates entering into financing arrangements involving royalties, debt and other forms of investments in private and public companies in the US legal cannabis industry. The Company is a reporting issuer in the provinces of British Columbia and Ontario and on June 25, 2018, the Company’s shares commenced trading on the CSE under the trading symbol “RLTY”. The head office and records office of the Company are located at Suite 810, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The principal place of business of the Company is 161 Bay St., Suite 4010, Toronto ON, M5J 2S1. The Company’s business objective is to provide capital solutions to companies in the legal cannabis industry with large-scale potential and a highly-skilled and experienced management team, in exchange for a royalty. The Company is actively pursuing opportunities to provide expansion capital to licensed, qualified operators across multiple industry verticals, including cultivation, processing, and distribution. An investment in Tidal Royalty will allow shareholders to participate in the broader US cannabis market’s growth while diversifying against specific operational risks. Basis of Preparation and Statement of Compliance Statement of Compliance 2. These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with IAS 34 – Interim Financial Reporting. The condensed interim consolidated financial statements do not include all the information required for annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2018. These condensed interim consolidated financial statements have been prepared following the same accounting policies as the Company’s audited financial statements for the year ended July 31, 2018. The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on December 18, 2018. These condensed interim consolidated financial statements have been prepared on the accrual basis and are based on historical costs, modified where applicable. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted. Basis of Presentation The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial assets that are measured at fair value. All dollar amounts presented are in Canadian dollars unless otherwise specified. Functional and Presentation Currency These financial statements are presented in Canadian dollars. The functional currency of each entity is determined using the currency of the primary economic environment in which the entity operates. The Company’s functional currency, as determined by management, is the Canadian dollar. The Company’s subsidiaries functional currency, as determined by management, is the United States dollar. 5

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 2. Basis of Preparation and Statement of Compliance (Continued) Basis of Consolidation During the period ended October 31, 2018, the Company incorporated several subsidiaries. As of the date of these condensed interim consolidated financial statements, the Company’s structure is represented by Tidal Royalty Corp., parent company incorporated pursuant to the provision of the Business Corporations Act (British Columbia), and the following subsidiaries: Name Functional Currency Place of Incorporation Interest RLTY USA Corp. RLTY Equipment CA 1 LLC RLTY Development MA1 LLC RLTY Development NV 1 LLC RLTY Service LLC US Dollar US Dollar US Dollar US Dollar US Dollar Delaware, USA Delaware, USA Delaware, USA Delaware, USA Delaware, USA 100% 100% 100% 100% 100% These condensed consolidated interim financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation. Use of Estimates and Judgments The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following: i) Share-based payment transactions Management uses the Black-Scholes pricing model to determine the fair value of stock options and standalone share purchase warrants issued. This model requires assumptions of the expected future price volatility of the Company’s common shares, expected life of options and warrants, future risk-free interest rates and the dividend yield of the Company’s common shares. ii) Income taxes Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss. 6

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 3. Significant Accounting Policies In preparing these condensed interim consolidated financial statements, the significant accounting policies and the significant judgments made by management in applying the Company’s significant accounting policies and key sources of estimation uncertainty were the same as those that applied to the Company’s audited consolidated financial statements for the year ended July 31, 2018, with exception to the new accounting policies adopted by the Company discussed below. The preparation of condensed consolidated interim financial statements requires that the Company’s management make judgments and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual future outcomes could differ from present estimates and judgments, potentially having material future effects on the Company’s condensed interim financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Change in accounting policies IFRS 9 – Financial Instruments IFRS 9 was issued by the International Accounting Standards Board ("IASB") in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, FVTPL and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 introduces an ‘expected credit loss’ model for the impairment of financial assets. The measurement of the Company’s financial assets and liabilities will not significantly change on transition to IFRS 9. Additionally, the Company is exposed to minimal expected credit losses due to the fact that it has an insignificant amount of accounts receivable. The Company has adopted the amendments to IFRS 9 in its financial statements for the annual period beginning on August 1, 2018 with no resulting adjustments IFRS 9 – Revenue with Contracts IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It has replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The Company has adopted the amendments to IFRS 15 in its financial statements for the annual period beginning on August 1, 2018 with no resulting adjustments 7

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) New standards and interpretations not yet adopted Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods with early adoption permitted. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below. IFRS 2 Share-based Payment - In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016. The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company does not expect that the new standard will have a significant impact on its financial statements. Standard is effective for annual periods beginning on or after January 1, 2019: IFRS 16 Leases - In June 2016, the IASB issued IFRS 16 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019. that the new standard will have a significant impact on its financial statements. The Company does not expect 8

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 4. Promissory Note Receivable On August 31, 2018, the Company entered into a definitive agreement with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to provide TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) with up to US$12.5 million (the “Funding”) over the next three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”). The Funding will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to Sites and Dispensaries. Newly-formed subsidiaries of RLTY Development MA 1 LLC will acquire title to the real property purchased in respect of the Site and Dispensary acquisitions and will enter into leases (“Leases”) with TDMA (or its nominee) with respect to their operation. The Leases will be “triple net” and will include payments of (i) annual base rent; (ii) percentage rent calculated as 15% of net sales; and (iii) additional rent relating to the costs of property insurance, real estate taxes and any maintenance and repair. The Funding will be secured by (i) guarantees of the payment and performance of all obligations of TDMA by Diem and certain of its subsidiaries (the “Entity Guarantors”) and key individuals (the “Individual Guarantors”); (ii) liens over all of the assets of the Entity Guarantors; and (iii) pledges by the Entity Guarantors and Individual Guarantors of all equity interests in Diem and/or its subsidiaries. During the period ended October 31, 2018, and pursuant to the Funding, the Company entered into a promissory note (“Promissory Note”) agreement with TDMA for $434,933 (USD $334,190) (July 31, 2018 - $Nil) as a working capital advance for identification and negotiation of the purchase agreements for the Site and Dispensaries. The Promissory Note bears interest of 10% per annum and is due on February 28, 2021, unless earlier satisfied as described below. Once the Site and Dispensaries are operational and the Leases have been entered into, the Promissory Note and all subsequently issued promissory notes (including interest accrued thereon) will be deemed satisfied in full. As at October 31, 2018 and July 31, 2018 the amount of Funds advanced were as follows: October 31, 2018 $ Opening balance, October 31, 2017 and August 1, 2018 Funds advanced Interest Foreign exchange - 434,933 1,925 4,260 Ending balance, October 31, 2018 441,118 9

TIDAL ROYALTY CORP.
Notes to Condensed Interim Consolidated Financial Statements
Period ended October 31, 2018 and 2017
(Expressed in Canadian dollars)
(Unaudited – prepared by management)

5. Prepaid Expenses and Deposits

	October 31, 2018 $	July 31, 2018 $
Insurance	51,732	72,621
Advertising and promotion	57,672	89,894
Consulting	238,202	322,891
Other deposits	27,967	46,453
	375,573	531,859

6. Investment Deposit

On November 18, 2018 the Company entered into a non-binding memorandum of understanding ("MOU") with FLRish, Inc., the parent company of Harborside. Pursuant to the terms of the MOU with FLRish, Inc., the Company has agreed to provide up to US$10 million in royalty financing to prospective dispensary operators licensing the 'Harborside' brand. Each potential dispensary financing transaction will be assessed by the Company on a case-by-case basis and will be subject to the satisfactory completion of due diligence by the Company and the consummation of definitive documentation with the prospective dispensary operator.

In addition, the Company purchased $3,000,000 of senior unsecured convertible debenture units ("Units") of FLRish, Inc. Each Unit is comprised of: (A) one 12% unsecured convertible debenture, convertible into common shares of Harborside; (i) at the option of the holder at any time prior to the last business day immediately preceding the third anniversary date of the closing; and (ii) automatically upon a Harborside going-public transaction, at a conversion price equal to the lower of (i) $6.90; and (ii) a 10% discount to the price of the common shares of Harborside as part of a qualifying transaction; and (B) 87 common share purchase warrants exercisable for a period of two years following the closing into common shares of Harborside at an exercise price of $8.60 (subject to acceleration in the event of a "going public transaction").

7. Accounts Payable and Accrued Liabilities

	October 31, 2018 $	July 31, 2018 $
Trade payables	109,982	235,357
Accrued liabilities	23,935	76,000
	113,917	311,357

8. Related Party Transactions and Balances

The Company has identified its directors and certain senior officers as its key management personnel.

During the year, the Company entered into transactions with related parties comprised of directors, officers and companies with common directors. The key management compensation and director fees consist of the following for the period ended October 31, 2018 and 2017:

	2018	2017
Consulting fees paid or accrued to companies controlled by the CFO	$21,000	$16,935
Consulting fees paid or accrued to the former corporate secretary	2,000	12,000
Consulting fees paid or accrued to the former VP Strategy	31,250	-
Salaries and benefits paid to the president	75,000	-
Salaries and benefits paid to the CEO	43,750	-
Share based compensation	334,859	-
Total	$507,859	$29,935

10

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 8. Related Party Transactions and Balances (continued) The amounts due to related parties is $7,935 (July 31, 2018 - $22,766). Amounts due to related parties are unsecured, non-interest bearing and due on demand. Loans Payable As at October 31, 2018 and July 31, 2018, the Company had one loan payable of $10,000. The loan is unsecured, non-interest bearing and due on demand. Share Capital Authorized Unlimited number of common shares without par value, and unlimited number of Series 1 Convertible Preferred shares without par value, participating, each share convertible into one common share, and non-voting. 9. 10. Issued and Outstanding As at October 31, 2018, there were 80,000,000 Series 1 Convertible Preferred Shares and 259,797,662 common shares issued and outstanding. Convertible Preferred Shares On May 25, 2018, the Company issued 40,000,000 units in the capital of the Company at a price of $0.05 per unit for gross proceeds of $2,000,000. Each unit consists of one Series 1 Convertible Preferred share (a “Preferred Share”) and one preferred share purchase warrant; each warrant (a “Warrant”) is exercisable by the holder to acquire one additional Preferred Share in the capital of the Company at a price of $0.05 for a period of 24 months following the issuance date. During the period ended October 31, 2018, the Company issued 40,000,000 Series 1 Convertible Preferred shares pursuant to the exercise of 40,000,000 of Preferred Share warrants. The Company received the proceeds during the year ended July 31, 2018. The Company reclassified $2,000,000 from preferred share issuable to preferred shared issued. A total of 4,000,000 special finders’ warrants as finder’s fees to the May 25, 2018 issuance were granted with a fair value of $141,440. As at July 31, 2018, 4,000,000 of these special warrants were outstanding. Each special finders warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one common share purchase warrant on September 26, 2018. Each share purchase warrant is exercisable by the holder to acquire one additional common share in the capital of the Company at a price of $0.05 for a period of 24 months following the issuance date of the convertible preferred share units. Accordingly these special purchase warrants are presented as an addition to warrant reserves on the Statement of Equity. The special finder’s warrants were converted into an equivalent number of units in the capital of the Company on September 26, 2018. During the period ended October 31, 2017, there were no issuances of preferred shares. 11

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 10. Share Capital (Continued) Common Shares During the period ended October 31, 2018, the Company issued 14,100,000 common shares pursuant to the exercise of 14,100,000 warrants for gross proceeds of $705,000. On September 26, 2018, the Company converted 4,000,000 special finder’s warrants issued on May 25, 2018 into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. The fair value pf $141,440 was determined using the Black Scholes Option Pricing Model with the following assumptions: stock price - $0.05; exercise price - $0.05; expected life – 2 years; volatility – 147%; dividend yield – $0; and risk-free rate – 1.96%. On April 30, 2018, the Company completed a non-brokered private placement, of 12,690,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $634,500. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 1,220,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement. The estimated fair value of the finder’s warrants $61,000 was charged to warrant issue costs. On August 31, 2018, the Company converted 12,690,000 special warrants and 1,220,000 special finders’ warrants issued on April 26, 2018 into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. During the period ended October 31, 2017, there were no issuances of common shares. Stock Options Under the Company’s stock option plan (the “Plan”) the Company has adopted a 10% rolling stock option plan (“Plan”) to replace its previous 20% fixed plan, which was approved by shareholders at the Company’s annual general meeting held on December 6, 2018. The Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, technical consultants and other participants to the Company, non-transferrable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to ten years from the date of grant. In addition, the number of common shares which may be issuable under the Plan within a one year period: (i) to any one individual shall not exceed 5% of the issued and outstanding common shares; and (ii) to a consultant or an employee performing investor relations activities, shall not exceed 2% of the issued and outstanding common shares. The underlying purpose of the Plan is to attract and motivate the directors, officers, employees and consultants of the Company and to advance the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Plan. On June 22, 2018, the Company granted 16,468,727 stock options to various directors, officers and consultants of the Company with an exercise price of $0.33 with a term of 5 years. 9,981,227 of the stock options vested immediately, with the remainder vesting 12.5% every 3 months. During the three-month period ended October 31, 2018, 812,500 additional options vested. During the three-month period ended October 31, 2018, the Company recognized $537,428 in share-based compensation expense related to these stock options. On August 16, 2018, the Company granted 1,000,000 stock options to an employee of the Company with an exercise price of $0.73 with a term of 5 years. The options vest 12.5% every 3 months. The estimated fair value of the stock options was $408,596, measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.74; exercise price - $0.73; expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.18%. During the period ended October 31, 2018, the Company recognized $126,502 in share-based compensation expense related to these stock options. 12

TIDAL ROYALTY CORP.
Notes to Condensed Interim Consolidated Financial Statements
Period ended October 31, 2018 and 2017
(Expressed in Canadian dollars)
(Unaudited – prepared by management)

10. Share Capital (continued)

Stock Options (continued)

On September 24, 2018, the Company granted 100,000 stock options to a consultants of the Company with an exercise price of $0.31 with a term of 2 years. The options vest 12.5% every 3 months. The estimated fair value of the stock options was $9,576, measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.24; exercise price - $0.31; expected life – 2 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.13%. During the period ended October 31, 2018, the Company recognized $2,159 in share-based compensation expense related to these stock options.

As at October 31, 2018, the outstanding and exercisable stock options are as follows:

	Options outstanding	Weighted average exercise price $
Balance, July 31, 2017	-	-
Issued	16,468,727	0.33
Balance, July 31, 2018	16,468,727	0.33
Cancelled	(10,000)	(0.33)
Issued	1,100,000	0.69
Balance, October 31, 2018	17,588,727	0.35

As of October 31, 2018, the Company had options outstanding and exercisable to acquire common shares of the Company as follows:

Expiry Date	Exercise price	Number of options outstanding	October 31, 2018 - number of options exercisable	July 31, 2018 - number of options exercisable
June 22, 2023	$ 0.33	16,458,727	10,783,727	9,981,227
August 23, 2023	0.73	1,000,000	-	-
September 13, 2020	0.31	100,000	-	-
		17,558,727	10,783,727	9,981,227

Special Warrants

On April 30, 2018, the Company completed a non-brokered private placement, of 12,690,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $634,500. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 1,220,000 special warrants were issued as finders' fees with the same terms as the special warrants received pursuant to the private placement. The estimated fair value of the finder's warrants $61,000 was charged to warrant issue costs. On August 31, 2018, the Company converted the special warrants and special finders' warrants into an equivalent number of units in the capital of the Company. As at October 31, 2018, a total of $695,500 has been reclassified warrant reserve to share capital in relation to these special warrants.

As of October 31, 2017, the Company did not have any special warrants issued or outstanding.

13

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 10. Share Capital (continued) Common Share Purchase Warrants The continuity of the Company's share purchase warrants pursuant to the special warrants is as follows: Number of share purchase warrants # Weighted average exercise price $ Outstanding, July 31, 2016 and 2017 Issued - 125,539,000 - 0.05 Exercised (5,050,000) 0.05 Outstanding, July 31, 2018 120,489,000 0.05 Issued 16,690,000 0.05 Exercised (14,100,000) 0.05 Outstanding, October 31, 2018 123,079,000 0.05 As of October 31, 2018, the Company had share purchase warrants outstanding and exercisable to acquire common shares of the Company as follows: Exercise price $ Number of warrants # Expiry Date February 8, 2020 March 1, 2020 0.05 0.05 58,277,000 50,112,000 April 30, 2020 0.05 14,690,000 123,079,000 As at October 31, 2018, the outstanding warrants have a weighted average remaining contractual life of 1.61 years. The number of exercisable warrants is 123,079,000. Finders’ Warrants A continuity schedule of the Company's outstanding finders’ warrants is as follows: Number of share purchase warrants # Weighted average exercise price $ Outstanding, July 31, 2016 and 2017 - $ - Issued 5,182,365 0.33 Outstanding, July 31, 2018 and October 31, 2018 5,182,365 $ 0.33 As at October 31, 2018, the outstanding finder’s warrants expire on June 11, 2020 and have a weighted average remaining contractual life of 1.61 years. The number of exercisable finders’ warrants is 5,182,365. 14

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 11. Financial Instruments and Risks (a) Fair Values The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels. The three levels are defined as follows: a) b) Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and Level 3 – Input for assets or liabilities that are not based on observable market data. c) Assets and liabilities are classified in entirety based on the lowest level of input that is significant to the fair measurement. The Company’s financial assets measured on a recurring basis at fair value are as follows: October 31, 2018 Level 1 Level 2 Level 3 Total $ $ $ $ Cash and cash equivalents 27,900,288 - - 27,900,288 July 31, 2018 Level 1 Level 2 Level 3 Total $ $ $ $ Cash and cash equivalents 33,904,759 - - 33,904,759 (b) Credit Risk Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s maximum credit risk is limited by its liquidity. The Company deposits the majority of its cash with high credit quality financial institutions in Canada. Therefore, management considers its exposure to credit risk arising from its cash to be minimal. Credit risk with respect to receivables has been assessed as low by management as the majority of receivables are government input tax credits refundable. (c) Foreign Exchange Rate and Interest Rate Risk Foreign exchange rate Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has not entered into any foreign currency contracts to mitigate this risk, but manages the risk by minimizing the value of financial instruments denominated in foreign currency. At October 31, 2018, the Company has cash of $16,987,298 and accounts payable of $2,565 denominated in the United States dollar. A 10% change in the US dollar to the Canadian dollar exchange rate would impact the Company’s net loss by approximately $1,724,000. 15

TIDAL ROYALTY CORP.
Notes to Condensed Interim Consolidated Financial Statements
Period ended October 31, 2018 and 2017
(Expressed in Canadian dollars)
(Unaudited – prepared by management)

11. Financial Instruments and Risks (Continued)

Interest rate risk

Interest rate risk consists of two components:

i) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is not exposed to any significant interest rate risk. The Promissory Note receivable is at fixed interest rates.

(d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations using cash. The ability to do this relies on the Company raising equity financing in a timely manner. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11.

The following are contractual maturities of financial liabilities as at October 31, 2018:

	Carrying amount	Contractual cash flows	Within 1 year	Within 2 years
Accounts payable	$ 133,917	$ 133,917	$ 133,917	$ -
Due to related parties	7,935	7,935	7,935	-
Loans payable	10,000	10,000	10,000	-

The following are contractual maturities of financial liabilities as at July 31, 2018:

	Carrying amount	Contractual cash flows	Within 1 year	Within 2 years
Accounts payable	$ 235,357	$ 235,357	$ 235,357	$ -
Due to related parties	18,685	18,685	18,685	-
Loans payable	10,000	10,000	10,000	-

16

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 12. Capital Management The Company’s objectives when managing capital are to identify and pursue business opportunities, to maintain financial strength, to protect its ability to meet its on-going liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. The Company's principal source of funds is through the issuance of equity. Management considers all components of shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares while minimizing dilution for its existing shareholders. The Company’s investment policy is to invest its cash in financial instruments in high credit quality financial institutions with terms to maturity selected to match the expected timing of expenditures to continue operations. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended July 31, 2018 and the period ended October 31, 2018. 13. Segment Information The Company currently operates in a single reportable operating segment. As at October 31, 2018, the Company operated in two geographical areas being Canada and the United States of America. Canada USA Total Revenue Current Assets Non-Current Assets - $28,454,066 - - $3,441,118 - - $31,895,184 - 14. Commitment During the year ended July 31, 2018, the Company entered into an office lease. The lease expires on September 2, 2020 and has the following estimated annual payments: $ 2019 193,081 2020 300,348 493,429 17

TIDAL ROYALTY CORP. Notes to Condensed Interim Consolidated Financial Statements Period ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited – prepared by management) 15. Subsequent Events On November 5, 2018, the Company entered into a binding letter of intent with Lighthouse Strategies LLC (“Lighthouse”) to make subscription, by way of private placement, for US $5,000,000 of Lighthouse’s Series A membership units. Lighthouse is a finance, research & technology, and portfolio management company. It operates 11 companies and 150,000 ft2 serving both traditional and regulated markets, including vertically integrated cannabis assets licensed in California and Nevada. Lighthouse is renowned for developing the world’s first non-alcoholic cannabis-infused craft beer and liquor brand. Cannabiniers, a Lighthouse company, debuted Two Roots Brewing Co. in Las Vegas, Nevada earlier this year. The closing of the transaction is subject to, among other things, the satisfactory completion of due diligence and the receipt of all corporate and regulatory approvals. On December 12, 2018 the Company has granted, in aggregate, 5,750,000 incentive stock options (the “Options”), to various directors, officers and consultants of the Company. The Options are exercisable at a price of $0.115 per Common share for a term of five years expiring on December 12, 2023. 18